[Graphic omitted] Ahold

                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  August 26, 2004
                                 For more information:  +31 75 659 57 20


Ahold Q2 2004: net income EUR 32 million

Highlights of Q2 2004

o Net income EUR 32 million (Q2 2003: net income EUR 3 million) favorably impacted by lower net financial expenses
o Operating income EUR 169 million (Q2 2003: operating income EUR 222 million)
o Net sales EUR 12.3 billion, a decrease of 4.9% compared to Q2 2003. Net sales growth was 3.0% excluding currency impact and impact of divestments
o Net cash flow before financing activities amounted to an outflow of EUR 5 million (Q2 2003: net cash inflow before financing activities EUR 399 million)

Zaandam, The Netherlands, August 26, 2004 -- Ahold today published its second quarter 2004 results.

"Many of our main operating companies showed improved performance against the same quarter of last year," commented Anders Moberg, Ahold President and CEO. "The recovery of U.S. Foodservice is well underway and we are pleased to show a positive operating income this quarter. In Europe, the ongoing repositioning of Albert Heijn is strengthening the company's market leadership while cost reductions have led to higher operating income."

"Our results for U.S. Retail continue to be impacted by strong competition. We've also experienced pressure on operating expenses and incurred certain fixed asset impairment charges and costs associated with the integration of Giant-Landover and Stop & Shop into one business arena," Mr. Moberg continued. "This integration process, a part of our Road to Recovery program, is proceeding according to plan. As this huge task and other ongoing projects progress towards completion, we will begin to see the full impact on our competitive position."


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302

                                                                            1/25

Summary Q2 2004

Net sales increased excluding impact of currency and divestments
In the second quarter of 2004 net sales amounted to EUR 12.3 billion, a decrease of 4.9% compared to the same period in 2003. Net sales growth was 3.0% excluding currency impact and the impact of divestments.

Operating income below last year

Operating income amounted to EUR 169 million in the second quarter of 2004 (Q2 2003: operating income EUR 222 million). Europe Retail and U.S. Foodservice reported higher operating income while U.S. Retail reported significantly lower operating income. U.S. Retail and South America were both negatively impacted by fixed asset impairment charges. The costs related to the settlement with AIG Europe (Netherlands) N.V., as announced on July 16, 2004, have also been included.

Net income favorably impacted by lower net interest expenses
The improvement of net income to EUR 32 million in the second quarter of 2004 (Q2 2003: net income EUR 3 million) was primarily caused by lower net interest expenses related to the early repayment of debt in the second quarter and during 2003.

Net debt substantially unchanged

Net debt only changed marginally in the second quarter of 2004. Gross debt, however, was further reduced from EUR 10.6 billion at the end of the first quarter of 2004 to EUR 9.6 billion at the end of the second quarter of 2004, the result of Ahold's ongoing efforts to strengthen its balance sheet.

Net cash flow

In the second quarter a small net cash outflow before financing activities of EUR 5 million was reported (Q2 2003: net cash inflow EUR 399 million). This decrease was mainly due to lower real estate divestments, higher income taxes paid and a net cash outflow for working capital.

Ahold reiterates its outlook for 2004: a year of transition

2004 is a year focused on continued efforts to strengthen the organization, and restructure and integrate the businesses in order to build a solid platform for future growth and profitability. Management will concentrate on achieving the previously announced Road to Recovery performance objectives for 2005 and beyond.

Ahold continues to strengthen and improve its internal controls and corporate governance, as well as solidify compliance with the regulatory environment in 2004. All of these changes are important cornerstones of our Road to Recovery program. They require considerable resources and effort from our operations and corporate support office in 2004.

Retail operations continue to face increased competition and price pressure. Specifically the competitive pressure on the U.S. Retail operations continues to be very challenging. On the other hand, Ahold expects healthy sales development in the foodservice sector. Operating income before impairment and amortization of goodwill and exceptional items at U.S. Foodservice is expected to be positive for 2004 and exceed the level of 2002, no later than 2006.

Operating expenses are impacted by costs related to legal proceedings and investigations as well as initiatives underway to begin reporting under International Financial Reporting Standards and ongoing work to comply with the U.S. Sarbanes-Oxley Act.

As previously announced, the accumulated foreign currency adjustments ("CTA losses") related to certain divestments, of which a substantial portion was booked in the first quarter, will have a significant impact on net income for 2004. However, this will have no net impact on equity or cash.

Ahold expects to record an expense in the profit and loss account under Dutch GAAP resulting from the transfer of shares to ICA Forbundet under the agreement with ICA Forbundet (as announced on July 19, 2004) following Canica exercising its relevant put option to Ahold. The timing of the transfer is subject to the arbitration and valuation process of the underlying share price relating to the put option.

Net cash from operations is expected to improve as a result of initiatives to reduce working capital. Capital expenditure will be approximately in line with depreciation level.

Ahold's divestment program is on track. Based on the current state of the processes underway, the company reasonable expectation is to close the divestments of its operations in Spain and at BI-LO/Bruno's later this year.

The general economic outlook in the U.S. has become more difficult to predict for the remainder part of the year, due to the uncertainty regarding macro-economic developments.


More detailed consolidated financial statements are included in Annex A.


Ahold prepares its financial statements in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP"). Dutch GAAP differs in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). All financial information in this press release is based on Dutch GAAP unless otherwise noted.

The quarterly figures reported in this press release are unaudited.

Ahold's reporting is based on 13 periods of 4 weeks. The fiscal year of our operations in Central Europe, Spain and South America corresponds to the calendar year and ends on December 31. The quarters that these entities use for interim financial reporting end on March 31, June 30 and September 30.

The following three non-GAAP financial measures appear in this press release (1) operating income (loss) before impairment and amortization of goodwill and exceptional items, (2) net sales excluding currency impact and the impact of divestments and (3) the effective income tax rate, excluding the impact of non-tax-deductible impairment and amortization of goodwill and exceptional items. For more information regarding these non-GAAP financial measures, see "Non-GAAP Financial Measures" below.

The results for the second quarter of 2003 and the first half of 2003 presented in this press release have been adjusted to make them comparable to the results for the second quarter of 2004 and the first half of 2004. For a discussion of these adjustments, see "Adjustments" below.


Ahold Q2 2004 Results

---------------------------------------------------------------------------------------------------------------------
                                                                   2nd Quarter                   First Half Year
x 1 million Euro                                        2004         Change     2003        2004       Change   2003
                                                                      in%                              in%
---------------------------------------------------------------------------------------------------------------------
Net sales                                               12,317       -4.9%    12,953       27,687     -8.6%   30,284

Operating income (loss) before impairment and
amortization of goodwill and exceptional items             207      -20.1%       259          558    -21.8%      714

As % of net sales                                         1.7%       -0.3%-pt   2.0%         2.0%     -0.4%-pt  2.4%

Operating income                                           169      -23.9%       222           24     -96.2%     624

Net income (loss)                                           32      966.7%         3         -373                 87
---------------------------------------------------------------------------------------------------------------------

Net sales increased excluding impact of currency and divestments

In the second quarter of 2004 net sales amounted to EUR 12.3 billion, a decrease of 4.9% compared to the same period in 2003. Net sales growth excluding currency impact and impact of divestments was 3.0% in the second quarter.
Ahold's retail operations in the United States reported in USD a net sales growth in the second quarter of 2004 of 2.0% excluding the impact of the divestment of Golden Gallon in 2003. Net sales were positively impacted by the Easter impact (soft post-Easter sales in 2004 included in the first quarter rather than in the second quarter) and the stable food price inflation compared to the first quarter and negatively impacted by increased competitive activities. In the European retail operations net sales growth excluding currency impact and the impact of divestments compared to the same quarter of 2003 amounted to 0.5%. Net sales at U.S. Foodservice increased in U.S. dollars by 7.5% to USD 4.4 billion, mainly driven by higher pricing and increased volumes.

Net sales in the first half-year of 2004 amounted to EUR 27.7 billion (first half-year of 2003: EUR 30.3 billion), a decrease of 8.6%. Net sales growth excluding currency impact and impact of divestments was 2.0% in the first half-year of 2004.


Operating income in Q2 2004 lower than last year

Operating income before impairment and amortization of goodwill and exceptional items

Operating income before impairment and amortization of goodwill and exceptional items, decreased in the second quarter by 20.1% to EUR 207 million compared to the same period last year.

Operating income before impairment and amortization of goodwill and exceptional items in the second quarter of 2004 showed improvement at all major European operating companies compared to the same period last year. U.S. Foodservice realized operating income before impairment and amortization of goodwill and exceptional items in the second quarter of 2004 compared to an operating loss in the second quarter of 2003. This improvement was mainly due to a decrease of operating expenses as a percentage of net sales. Operating expenses benefited from selling and distribution efficiencies. The improvements at the European retail operations and U.S. Foodservice were outweighed by significantly lower results at U.S. retail, impacted by pressure on operating expenses, fixed asset impairment charges, integration costs, as well as lower sales volumes in the second quarter of 2004, and also lower real estate gains.
The costs related to the settlement with AIG regarding the directors and officers liability insurance policy for Ahold, are included in the Corporate costs of the second quarter.

Operating income before impairment and amortization of goodwill and exceptional items for the first half-year of 2004 decreased 21.8% compared to the same period last year, impacted by the lower U.S. dollar to Euro exchange rate.

Operating income

Operating income of EUR 169 million for the second quarter of 2004 (Q2 2003: operating income EUR 222 million) was lower than for the same period last year. In the second quarter of 2004 and 2003 no exceptional losses were included.

Operating income of EUR 24 million for the first half-year was substantially lower than the same period last year (first half-year of 2003: EUR 624 million), primarily as a result of the exceptional losses of EUR 450 million related to the divestments of Bompreco and the operations in Thailand. These exceptional losses, which were expected and discussed in previous press releases, have no impact on shareholders' equity or cash.

Goodwill amortization and impairment

Goodwill amortization in the second quarter of 2004 amounted to EUR 36 million compared to EUR 37 million in the same period last year. During the second quarter of 2004 Ahold recorded a small goodwill impairment charge relating to its South American operations.

Exceptional loss

In the second quarter of 2004 and the second quarter of 2003 no exceptional items were reported.

The exceptional loss of the first half-year was related to the divestments of Bompreco and the operations in Thailand. Of these exceptional items, EUR 322 million related to accumulated foreign currency translation adjustments ("CTA losses") and EUR 213 million to the partial reversal of goodwill, both of which had previously been charged to shareholders' equity. These negative impacts were partly offset by an EUR 85 million gain representing the difference between the selling price and the book value of certain assets. See "Definitions" below.

Net income: favorable impact of lower net interest expenses

Ahold reported net income of EUR 32 million in the second quarter of 2004 compared to net income of EUR 3 million in the second quarter of 2003. This improvement was primarily caused by lower net interest expenses.


Net financial expense
----------------------------------------------------------------------------------------------------------
                                                 2nd Quarter                       First Half Year
x 1 million Euro                          2004     Change       2003        2004       Change        2003
                                                    in %                                in %
----------------------------------------------------------------------------------------------------------
Net interest                              -166      23.9%        -218        -389       27.0%         -533
Gain (loss) on foreign exchange             -3       0.0%          -3           2      -90.0%           20
Other financial income and expense           0                     -5           0                       -5
                                         -----                  -----       -----                     ----
Net financial expense                     -169      25.2%        -226        -387       25.3%         -518
----------------------------------------------------------------------------------------------------------


Net financial expense showed a significant decrease

Net financial expense for the second quarter of 2004 was EUR 169 million compared to EUR 226 million in the same period last year. Net interest amounted to EUR 166 million in the second quarter, a decrease of 23.9% compared to the same period last year. The decrease was primarily caused by lower interest expenses resulting from lower cost of borrowing and substantially decreased gross debt. This reduction in gross debt was related, among others, to the repayment of the convertible subordinated notes in September 2003, the March credit facility in December 2003 and the convertible subordinated loan in the second quarter of 2004. Interest income increased as a result of a high outstanding cash balance. In addition, the lower USD to EUR exchange rate favorably impacted net interest.

Net financial expense for the first half of 2004 amounted to EUR 387 million compared to EUR 518 million in the same period last year.

Tax information
---------------------------------------------------------------------------------------------------------
                                                 2nd Quarter                       First Half Year
x 1 million Euro                          2004     Change       2003        2004       Change        2003
                                                    in %                                in %
---------------------------------------------------------------------------------------------------------
Income (loss) before
impairment & amortization
of goodwill and exceptional
items and currency impact
before income taxes                         39      14.7%          34         171      -13.2%          197

Income taxes*                              -18      21.7%         -23         -82       -6.5%          -77

Effective tax rate*                      46.2%     -21.4%-pt    67.6%       48.0%        8.9%-pt     39.1%
----------------------------------------------------------------------------------------------------------
*adjusted for goodwill impairment, goodwill amortization and exceptional items

Income taxes

The effective income tax rate, excluding the impact of non-tax-deductible impairment and amortization of goodwill and exceptional items, decreased to 46.2% in the second quarter of 2004 compared to 67.6% in the second quarter of 2003, mainly as a result of the impact of a different geographic mix of income and consequences of divestments.

Share in income (loss) of joint ventures and equity investees
----------------------------------------------------------------------------------------------------------
                                                 2nd Quarter                       First Half Year
x 1 million Euro                          2004     Change       2003        2004       Change        2003
                                                    in %                                in %
----------------------------------------------------------------------------------------------------------
Share in income (loss)
 European joint ventures                    43      53.6%          28         63        31.3%           48
 Paiz Ahold, South America                   3      50.0%           2          6        50.0%            4
 Others                                      1                     -1         -1         0.0%           -l
                                          ----                   ----       ----                      ----
 Total share in income (loss)
 of joint ventures
 and equity investees                       47      62.1%          29         68        33.3%           51
----------------------------------------------------------------------------------------------------------



Share in income of joint ventures and equity investees

Share in income of joint ventures and equity investees in the second quarter of 2004 increased as a result of divestments by ICA.


Balance sheet strengthened

In the second quarter of 2004 the balance sheet was impacted by the early repayment of the convertible subordinated notes in the aggregate principal amount of EUR 920 million and a lower USD to EUR exchange rate. No divestments were completed in the second quarter of 2004.


Balance sheet
-----------------------------------------------------------------------------------------
                                                            2nd Quarter
x  1 million Euro                        July 11, 2004        Change       April 18, 2004
(except share data)
-----------------------------------------------------------------------------------------
Balance sheet total                         21,869            -1,400           23,269

Shareholders' equity                         4,994              -113            5,107

Net debt                                     7,110               -16            7,126

Common shares outstanding (mln)              1,553                 0            1,553

-----------------------------------------------------------------------------------------


Balance sheet total reduced

The USD to EUR exchange rate decreased to EUR 0.805 per U.S. dollar at the end of the second quarter of 2004 compared to EUR 0.833 at the end of the first quarter of 2004. The company lowered its balance sheet total by repaying debt with part of the outstanding cash balances. The balance sheet total was posively impacted by the lower U.S. dollar against the Euro. The balance sheet total decreased by EUR 1.4 billion.

Shareholders' equity decreased by EUR 113 million, mainly resulting from currency exchange rate differences

Details related to changes in shareholders' equity are outlined in Annex D.


Net Debt
--------------------------------------------------------------------------------
x 1 million Euro                               July 11, 2004       April 18,2004
--------------------------------------------------------------------------------
Subordinated loans                                        91                  91

Bonds, mortgages & other debt                          5,285               6,561
                                                    --------            --------
Loans                                                  5,376               6,652

Financial lease commitments                            2,239               2,258
                                                    --------            --------
Total long-term debt                                   7,615               8,910

Current portion of long-term debt and
short-term loans                                       1,949               1,731
                                                    --------            --------
Gross debt                                             9,564              10,641

Cash and cash investments*                            -2,454              -3,515
                                                    --------            --------
Net Debt                                               7,110               7,126
--------------------------------------------------------------------------------
* excludes cash on hand. Cash and cash investments + cash on hand = cash and cash equivalents presented in the balance sheet



Net debt reduced by EUR 16 million

In the second quarter of 2004 Ahold repaid early, in cash, its EUR 920 million 4% convertible subordinated notes, on June 2, 2004 versus the original due date of May 19 2005.
Net debt at the end of the second quarter of 2004 decreased compared to the end of the first quarter of 2004, primarily due to the lower USD to EUR exchange rate.
The EUR 1.5 billion 6.375% notes maturing June 8, 2005 have been classified as the current portion of long term debt as of the second quarter of 2004 onwards.


Cash flow
-----------------------------------------------------------------------------------------------------
                                                      2nd Quarter                First Half Year
x 1 million Euro                               2004     Change      2003     2004    Change      2003
-----------------------------------------------------------------------------------------------------
Net cash from operating activities              207      -242        449      426      -250       676
Net cash from investing activities             -212      -162        -50       54       355      -301
                                           --------             -------- --------               -----
Net cash before financing activities             -5      -404        399      480       105       375

Net cash from financing activities             -983      -861       -122     -996    -1,471       475

Net change in cash and cash equivalents        -988    -1,265        277     -516    -1,366       850
-----------------------------------------------------------------------------------------------------

Cash flow

In the second quarter of 2004 net cash outflow before financing activities was EUR 5 million compared to a net cash inflow of EUR 399 million in the same period of last year. The net cash inflow from operating activities decreased from EUR 449 million in the second quarter of 2003 to EUR 207 million in the second quarter of 2004 as a result of, a net cash outflow for working capital (53%), lower real estate divestments (27%) and higher taxes paid (20%).
                                                                              8

The net cash outflow from investing activities increased from EUR 50 million in the second quarter of 2003 to EUR 212 million in the second quarter of 2004, as a result of lower real estate divestments.

The increased net cash outflow from financing activities in the second quarter of 2004 reflects the early repayment of the EUR 920 million aggregate principal amount of the 4% convertible subordinated notes.

Operational information
US Retail
--------------------------------------------------------------------------------------------------------
                                                        2nd Quarter                 First Half Year
x 1 million Euro                                  2004    Change      2003       2004    Change     2003
                                                           in %                           in %
--------------------------------------------------------------------------------------------------------
Net sales
    Net sales in USD                             6,262      0.5%     6,230     14,446     -0.5%   14,516
    Net sales in EUR                             5,183     -4.2%     5,412     11,772     10.3%   13,131

Operating income before impairment and
amortization of goodwill and exceptional items
    Total in USD                                   253    -29.9%       361        658    -20.4%      827
    Total in EUR                                   209    -33.2%       313        536    -28.3%      748


As % of net sales                                 4.0%     -1.8%-pt   5.8%        4.6%    -l.l%-pt   5.7%

Operating income
    Total in USD                                   250    -30.0%       357        652    -20.5%      820
    Total in EUR                                   207    -33.2%       310        530    -28.5%      741



Lower operating income at U.S. retail impacted by continued competitive pressure

Net sales at the U.S. retail trade operations in the second quarter of 2004 increased 0.5% in U.S. dollars compared to the same period last year. Fxcluding the impact of the divestment of Golden Gallon in 2003, net sales in U.S. dollars increased by 2.0%. Identical sales growth in U.S. dollars was 0.3% and comparable sales growth was 0.9%, reflecting the positive Easter impact and the stable food price inflation in the second quarter of 2004 compared to the first quarter of 2004.

Operating income before impairment and amortization of goodwill and exceptional items in the U.S. retail trade business in U.S. dollars decreased in the second quarter of 2004 by 29.9% compared to the second quarter of 2003.
At Stop & Shop and Giant-Landover, increased promotional activities and additional sales area of competitors, as well as the ongoing integration initiatives (costs included in the second quarter amounted to USD 15 million) had an impact on net sales and operating income in the second quarter. In the second quarter higher operating expenses and fixed asset impairment charges negatively impacted operating income. Additionally, lower real estate gains were recorded in the second quarter of 2004 compared to the same period of 2003. Giant Carlisle's performance remained strong and at Tops initiatives related to pricing and operational performance have begun to yield a positive trend in sales.

During the second quarter of 2004, significant progress was made on the integration of the administrative and managerial functions of Stop & Shop and Giant-Landover into one business arena. The store system conversion was substantially completed, as scheduled, during the second quarter.

The integration is expected to streamline the company and improve long-term efficiency. Additionally, during the second quarter of 2004, work continued according to plan on the divestment of BI-LO and Bruno's.

During the first half year of 2004, operating income before impairment and amortization of goodwill and exceptional items was negatively impacted by promotional activities and additional sales area of competitors, impairment charges, increased health and welfare costs, integration costs, and lower real estate gains.


Europe Retail
--------------------------------------------------------------------------------------------------------
                                                        2nd Quarter                 First Half Year
x 1 million Euro                                  2004    Change      2003      2004    Change      2003
                                                           in %                          in %
--------------------------------------------------------------------------------------------------------
Net sales
    Total                                        3,056      0.0%     3,056     6,749    -0.6%    6,788

Operating income before impairment and
amortization of goodwill and exceptional items
    Total                                           67    109.4%        32       144    13.4%      127

As % of net sales                                 2.2%      1.2%-pt   1.0%      2.1%     0.2%-pt  1.9%

Operating income
    Total                                           61    125.9%        27       132    13.8%      116


Improved operating income at the major operating companies in Europe

Net sales during the second quarter of 2004 were in line with the second quarter of 2003 in the European retail operations. Excluding currency impact in Central Europe and impact from the divestments of Jamin and De Tuinen in 2003, net sales growth was 0.5% compared to the same quarter of 2003. Identical sales growth at Albert Heijn was 1.4% in the second quarter of 2004; the increase in transactions was partly offset by a lower average basket size, due to food price deflation. Net sales growth in Central Europe from store openings was largely offset by lower currency exchange rates. Net sales in Spain decreased as a consequence of a lower store count, declining tourism in the Canary Islands and increased competition.

Operating income before impairment and amortization of goodwill and exceptional items for the European retail operations increased in the second quarter of 2004 to EUR 67 million compared to EUR 32 million in the same period of last year, driven by all major retail companies. At Albert Heijn higher operating income was mainly the result of ongoing cost reductions. The operations in Central Europe reported a lower operating loss due to improved margins and lower costs. Spain reduced its operating loss by improving its margins and reducing shrinkage.

During the second quarter Albert Heijn continued to make progress with its repositioning in the Dutch retail market. Strong commercial programs continued to be put in place and the price position was further improved, supported by the cost reduction program, which was started in 2003.

Central Europe continued to fully integrate all back-office functions, further optimized the store portfolio and reduced working capital. In Spain considerable progress was made according to plan in the divestment program, while at the same time, the company continued to rationalize its store portfolio and control operating expenses.

In the first half-year of 2004, net sales amounted to EUR 6.7 billion (2003: EUR
6.8 billion). Net sales growth excluding currency impact and impact from divestments amounted to 0.2%. Identical sales growth at Albert Heijn was 0.4%. Operating income before impairment and amortization of goodwill and exceptional items in the European retail operations increased in the first half year of 2004 to EUR 144 million compared to EUR 127 million in the same period of last year, driven by improved performance at the major operating companies in the second quarter of 2004.


Foodservice
--------------------------------------------------------------------------------------------------------------
                                                             2nd Quarter                  First Half Year
x 1 million                                             2004    Change     2003       2004    Change      2003
                                                                 in %                          in %
--------------------------------------------------------------------------------------------------------------
Net sales
    U.S. Foodservice in USD                            4,438     7.5%     4,130      9,980      5.9%     9,426
    U.S. Foodservice in EUR                            3,673     2.4%     3,588      8,135     -4.5%     8,522
    Europe Foodservice                                   191    -2.1%       195        429     -5.3%       453
                                                       -----              -----      -----               -----
    Total                                              3,864     2.1%     3,783      8,564     -4.6%     8,975

Operating income (loss) before impairment and
amortization of goodwill and exceptional items
   U.S. Foodservice in USD                                36                -18          8                 -51
   U.S. Foodservice in EUR                                30                -20          8                 -51
   Europe Foodservice                                      3    50.0%         2          3    -50.0%         6
                                                       -----              -----      -----               -----
   Total                                                  33                -18         11                 -45

As % of net sales                                       0.9%     1.4%-pt  -0.5%       0.1%      0.6%-pt  -0.5%

Operating income (loss)
   U.S. Foodservice in USD                                 3                -51        -70     46.2%      -130
   U.S. Foodservice in EUR                                 2                -49        -56     54.1%      -122
   Europe Foodservice                                      3    50.0%         2          3    -50.0%         6
                                                       -----              -----      -----               -----
   Total                                                   5                -47        -53     54.3%      -116


U.S. Foodservice favorably impacted by net sales growth

U.S. Foodservice showed an increase in net sales in U.S. dollars of 7.5% in the second quarter of 2004, compared to the same period last year. The increase was primarily attributable to higher pricing and improved volumes.

The operating income before impairment and amortization of goodwill and exceptional items at U.S. Foodservice in the second quarter of 2004 was USD 36 million, an improvement of USD 54 million compared to the same quarter last year. This improvement was mainly due to a decrease in operating expenses as a percentage of net sales. Operating expenses benefited from selling and distribution efficiencies.

During the second quarter of 2004, U.S. Foodservice continued to make progress in implementing its key initiatives including: fortifying its governance and controls, renegotiating major procurement contracts, improving its customer mix, controlling operating expenses and improving working capital.

In the first half-year of 2004 U.S. Foodservice showed an increase in net sales in U.S. dollars of 5.9% compared to the same period last year, primarily attributable to higher pricing and improved volumes. The operating income before impairment and amortization of goodwill and exceptional items in the first half of 2004 was USD 8 million compared to a loss of USD 51 million during the same period of 2003. This improvement was mainly due to a decrease in operating expenses as a percentage of net sales.


Other Business Areas
----------------------------------------------------------------------------------------------------------------
                                                             2nd Quarter                  First Half Year
x 1 million Euro                                        2004    Change     2003       2004     Change      2003
                                                                 in %                            in%
----------------------------------------------------------------------------------------------------------------
Net sales
    South America                                        214   -64.9%       609        551     -53.7%      1,189
    Asia                                                   0                 93         51     -74.6%        201
    Corporate                                              0                  0          0                     0
                                                    --------              -----      -----              --------
    Total                                                214   -69.5%       702        602     -56.7%       1390

Operating income (loss) before impairment and
amortization of goodwill and exceptional items
    South America                                        -13   -30.0%       -10        -14     -75.0%         -8
    Asia                                                   0                -14          0                   -21
    Corporate                                            -89  -102.3%       -44       -119     -36.8%        -87
                                                    --------              -----      -----               -------
    Total                                               -102   -50.0%       -68       -133     -14.7%       -116

As % of net sales                                     -47.7%     -38%-pt  -9.7%     -22.1%     -13.8%-pt   -8.3%

Operating income (toss)
    South America                                        -15   -50.0%       -10       -448   -4877.8%         -9
    Asia                                                   0                -14        -18      14.3%        -21
    Corporate                                            -89  -102.3%       -44       -119     -36.8%        -87
                                                    --------              -----      -----               -------
    Total                                               -104   -52.9%       -68       -585    -400.0%       -117


South America

Net sales in the South American retail trade operations in the second quarter of 2004 were heavily impacted by the divestments of Santa Isabel in 2003 and Bompreco in the first quarter of 2004. Excluding currency impact and the impact of divestments, the net sales decrease was limited to 1.8%.
Operating loss before impairment and amortization of goodwill and exceptional items increased to EUR 13 million in the second quarter of 2004 compared to a loss of EUR 10 million in the same period last year. Included in the 2004 results is an impairment charge of fixed assets within the South American operations.

The first half-year operating loss of 2004 of EUR 448 million was heavily impacted by the CTA loss and reversal of goodwill resulting from the divestment of Bompreco.


Corporate

Beginning in the second quarter of 2004 this segment excludes the operations of three real estate companies that acquire, develop and manage store locations in Europe and the U.S. These entities are now accounted for under the segment U.S. Retail and Europe Retail. The 2003 figures used in this release have been adjusted accordingly.

Operating loss at Corporate increased, fully as a result of the costs related to the settlement with AIG. On July 16, 2004, Ahold announced that it had settled all pending insurance coverage litigation with AIG Europe (Netherlands) N.V. regarding the directors' and officers' liability insurance policies for Ahold and its subsidiary U.S. Foodservice. Under the terms of this settlement giving Ahold and its subsidiary U.S. Foodservice and current and former directors and officers access to USD 125 million of coverage (and extending the discovery periods under the insurance), Ahold has committed to make payments to AIG Europe (Netherlands) N.V. which in the aggregate, after reduction of costs already reimbursable under those insurance policies, amount to approximately EUR 44 million. The Corporate segment also includes the costs related to compliance with the Sarbanes-Oxley Act and the International Financial Reporting Standards
(IFRS) and the Business Support Organization, which is responsible for harmonizing back office processes and systems as part of the Road to Recovery program.

Ahold will adopt IFRS accounting standards in 2005, as required under EU regulations. Applying IFRS to our financial statements may have a significant impact on a number of important areas. Ahold is currently analyzing and calculating the differences between Dutch GAAP, IFRS and US GAAP to assess in detail the impact on its consolidated financial position and results.


Annexes

ANNEX A   Consolidated Statements of Operations
          Consolidated Balance Sheet
          Consolidated Statements of Cash Flows

ANNEX B Reconciliation of operating income (loss) to operating income (loss) before impairment and amortization of goodwill and exceptional items

ANNEX C   Reconciliation of effective tax rate*

ANNEX D   Shareholders' equity

ANNEX E   Quarterly net sales and trends per region

Definitions

o    Identical net sales compare net sales from the same stores.
o Comparable sales are identical net sales plus net sales from replacement stores.
o Net debt / EBITDA: Net debt includes long- and short-term interest bearing debt as well as capitalized lease commitments, netted with cash and cash investments (excluding cash on hand), divided by EBITDA excluding exceptional items.
o EBITDA / net interest: EBITDA excludes exceptional items. For this ratio net interest excludes financing arrangement fees.
o Currency impact: the impact using different exchange rates to translate the financial figures of Ahold's subsidiaries to Euros. For comparison reasons the financial figures of the previous year are adjusted using the actual exchange rates in order to eliminate this currency impact.
o Impact of divestments: the impact on our financial figures of divested operations. The financial figures from divested operations are excluded from prior year's financial figures.
o Explanation on CTA losses (currency translation adjustments) and reversal of goodwill as a result of divestments: upon the divestment of some of our foreign operations, Ahold is required to recognize accumulated foreign currency translation adjustments and reverse goodwill, both of which were previously charged to shareholders' equity. This loss on divestments has no impact on the overall level of shareholders' equity. Exchange rate differences related to the translation of the financial results of foreign subsidiaries are recorded directly in shareholders' equity. When these exchange rate differences are realized, which occurs upon the sale of the underlying foreign subsidiary, the cumulative foreign currency translation adjustments are recognized in the statement of operations as part of the gain or loss on the sale. Also goodwill previously deducted directly from shareholders' equity upon acquisition has to be reclassified pro rata to the statement of operations if sold within six years of the initial acquisition.

Non-GAAP Financial Measures

In certain instances, results presented in this press release either exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial results into Euro or are presented in local currencies, which Ahold's management believes provides a better insight into the operating performance of foreign subsidiaries. For more information regarding the non-GAAP financial measure 'excluding currency impact', see "Definitions" below.
In addition, in certain instances, operating income for Ahold's business segments is presented excluding the impact of the impairment and amortization of goodwill and exceptional items. Operating income before impairment and amortization of goodwill and exceptional items is a non-GAAP financial measure. A reconciliation of this non-GAAP financial measure to the Dutch GAAP measure of operating income, as well as management's explanation for the use of this measure, are set forth in Annex B.

The press release also includes two other non-GAAP financial measures (1) net sales excluding currency impact and the impact of divestments and (2) the effective income tax rate, excluding the impact of non-tax-deductible impairment and amortization of goodwill and exceptional items. A reconciliation of the non-GAAP financial measure of income taxes excluding the impact of non-tax-deductible impairment and amortization of goodwill and exceptional items to the Dutch GAAP measure of income taxes, as well as management's explanation for the use of this measure, are set forth in Annex C.

In this press release net cash flow before financing activities refers to the sum of net cash from operating activities and net cash from investing activities.

Adjustments

The results for Q2 2003 presented in this press release have been adjusted to make them comparable to the results for Q2 2004. These adjustments to the Q2 2003 results relate to accounting for vendor allowances, and reflect the following:

o In the fourth quarter of 2003 Ahold adopted EITF 02-16 "Accounting by a Customer (including a Reseller) for certain Consideration Received from a Vendor"("EITF 02-16"). As the adoption of EITF 02-16 in the fourth quarter includes the effect of EITF 02-16 from December 30, 2002, Ahold adjusted the results for Q2 2003 for the portion of the effect that related to Q2 2003, which resulted in a decrease in results for Q2 2003 by EUR 1.0 million (as previously announced); and

o In response to the irregularities announced in February 2003 relating to vendor allowances Ahold conservatively deferred the recognition of certain vendor allowances in Q1 2003 until Q2 2003. After analyzing the accounting of its vendor allowance arrangements Ahold determined that EUR 65 million of operating income from vendor allowances, net of tax effect, could have been recognized in Q1 2003 in accordance with the current accounting policies and therefore made the related adjustment.

During the second quarter of 2004, Ahold changed the organizational and managerial responsibilities of the companies reported in the Other Business segment (including the separately managed Real Estate companies and Ahold Coffee Company). Beginning in the second quarter of 2004, the managerial responsibilities of these companies were transferred to the management of the relevant retail companies. The consequence is that what was the Other Business segment now represents the Group support activities at the Corporate level and therefore has been renamed "Group Support." The reported net sales, operating income before impairment and amortization of goodwill and exceptional items and operating income figures for the second quarter of 2003 and the first half year of 2003 therefore have been reconciled. A full reconciliation can be found on Ahold's website.


Ahold Corporate Communications: +31.75.659.5720


--------------------------------------------------------------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to statements regarding Ahold's intention to integrate certain retail chains and the expected impact and timing of such integration, and statements as to the timing and scope of certain divestments. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to Ahold's ability to implement its strategy successfully, the costs of implementing the strategy, difficulties in the cooperation efforts among Ahold's subsidiaries, changes in general market, economic and political conditions, increases in the levels of competition in the markets in which Ahold and its subsidiaries and joint ventures operate, the actions of government and law enforcement agencies, Ahold's ability to find buyers for the operations it is divesting on terms that are acceptable to Ahold, Ahold's ability to complete the divestments, the inability to satisfy, or delays in satisfying, closing conditions to the divestments and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
--------------------------------------------------------------------------------

Annex A

Consolidated Statements of Operations
----------------------------------------------------------------------------------------------------------------
                                                             2nd Quarter                    First Half Year
x 1 million Euro                                        2004    Change      2003       2004    Change       2003
(unless otherwise indicated)                                      in %                          in %
----------------------------------------------------------------------------------------------------------------
Net sales
    U.S. Retail                                        5,183     -4.2%     5,412     11,772    -10.3%     13,131
    Europe Retail                                      3,056      0.0%     3,056      6,749     -0.6%      6,788
    Foodservice                                        3,864      2.1%     3,783      8,564     -4.6%      8,975
    Other business areas                                 214    -69.5%       702        602    -56.7%      1,390
                                                   ---------           ---------  ---------            ---------
Total                                                 12,317     -4.9%    12,953     27,687     -8.6%     30,284

Operating income (loss) before impairment and
amortization of goodwill and exceptional items
    U.S. Retail                                          209    -33.2%       313        536    -28.3%        748
    Europe Retail                                         67    109.4%        32        144     13.4%        127
    Foodservice                                           33                 -18         11                  -45
    Other business areas                                -102    -50.0%       -68       -133    -14.7%       -116
                                                   ---------           ---------  ---------            ---------
Total                                                    207    -20.1%       259        558    -21.8%        714

    Goodwill amortization                                -36      2.7%       -37        -82      8.9%        -90
    Goodwill impairment                                   -2                   0         -2                    0

Exceptional loss:
    Results of divestments                                 0                   0       -450                    0
Operating income                                         169    -23.9%       222         24    -96.2%        624

Financial expense
    Net interest                                        -166     23.9%      -218       -389     27.0%       -533
    Gain (loss) on foreign exchange                       -3      0.0%        -3          2    -90.0%         20
    Other financial income and expense                     0                  -5          0                   -5
                                                   ---------           ---------  ---------            ---------
Net financial expense                                   -169     25.2%      -226       -387     25.3%       -518

Income (loss) before income taxes                          0                  -4       -363                  106
Income taxes                                             -11     45.0%       -20        -69     -7.8%        -64
                                                   ---------           ---------  ---------            ---------
Income (loss) after income taxes                         -11     54.2%       -24       -432                   42

Share in income of joint ventures and
equity investees                                          47     62.1%        29         68     33.3%         51
Minority interest                                         -4   -100.0%        -2         -9    -50.0%         -6
                                                   ---------           ---------  ---------            ---------
Net income (loss)                                         32    966.7%         3       -373                   87

Dividends on cumulative preferred financing shares       -11    -22.2%        -9        -24    -14.3%        -21
                                                   ---------           ---------  ---------            ---------
Net income (loss) after preferred dividends               21                  -6       -397                   66

Net income (loss) after preferred dividends
per common share - basic (Euro)                         0.01                0.00      -0.26                 0.07
Weighted average number of common shares
outstanding (x 1,000)- basic*                      1,552,609     54.3% 1,006,425  1,552,606     54.3%  1,006,364

Average USD exchange rate
1 USD = Euro                                          0.8277     -4.7%    0.8688     0.8148     -9.9%     0.9046
----------------------------------------------------------------------------------------------------------------
Note:  * retroactively adjusted for the dilution from the rights issue
                                                                                                             17

Consolidated Balance Sheet
------------------------------------------------------------------------------------------------
                                                                     2nd Quarter
                                                      July 11, 2004     Change    April 18, 2004
x 1 million Euro                                                          in%
------------------------------------------------------------------------------------------------
ASSETS


Non-current assets
Intangible assets
    Goodwill                                                  2,361     -4.4%              2,469
    Other intangible assets                                     615     -4.7%                645
                                                          ---------                  -----------
Total intangible assets                                       2,976     -4.4%              3,114

Tangible fixed assets                                         8,943     -1.7%              9,102

Financial assets
    Investment in joint ventures and equity investees           855      4.4%                819
    Deferred tax assets                                         529     10.7%                478
    Other financial assets                                      595     -1.8%                606
                                                          ---------                  -----------
Total financial assets                                        1,979      4.0%              1,903

Total non-current assets                                     13,898     -1.6%             14,119

Current assets
    Inventories                                               2,877     -3.8%              2,991
    Accounts receivable                                       2,151      0.3%              2,145
    Other current assets                                        166    -11.2%                187
    Cash and cash equivalents                                 2,777    -27.4%              3,827
                                                          ---------                  -----------
Total current assets                                          7,971    -12.9%              9,150

TOTAL ASSETS                                                 21,869     -6.0%             23,269
                                                          ---------                  -----------
------------------------------------------------------------------------------------------------
                                                                                              18


Consolidated Balance Sheet
------------------------------------------------------------------------------------------------
                                                                     2nd Quarter
                                                      July 11, 2004     Change    April 18, 2004
x 1 million Euro                                                         in %
------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' equity                                          4,994     -2.2%             5,107

Minority interest                                                72      5.9%                68


Provisions
    Pensions and other retirement benefits                      674     -1.0%               681
    Deferred tax liability                                      448     -3.2%               463
    Restructuring provisions                                     91     16.7%                78
    Other provisions                                            723     -2.6%               742
                                                          ---------                  -----------
Total provisions                                              1,936     -1.4%             1,964

Non-current liabilities
    Loans                                                     5,376    -19.2%             6,652
    Financial lease commitments                               2,239     -0.8%             2,258
    Other non-current liabilities                               185      3.9%               178
                                                          ---------                  -----------
Total non-current liabilities                                 7,800    -14.2%             9,088

Current liabilities
    Loans payable                                             1,949     12.6%             1,731
    Accounts payable                                          3,364     -0.3%             3,375
    Other current liabilities                                 1,754     -9.4%             1,936
Total current liabilities                                     7,067      0.4%             7,042

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   21,869     -6.0%            23,269
                                                          ---------                  ----------
USD Exchange rate                 1 USD = Euro               0.8055     -3.3%            0.8333
------------------------------------------------------------------------------------------------
                                                                                             19

Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------
                                                                        2nd Quarter               First Half Year
                                                                    2004           2003         2004          2003
x 1 million Euro
------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES:
Income (loss) before income taxes                                      0             -4         -363           106
Adjustments for:
  Depreciation, amortization and impairments                         354            353          755           807
  Gain on disposal of tangible fixed assets                           -5            -18            1           -26
  Exceptional items:
  Exceptional loss                                                     0              0            0             0
  Results of divestments                                               0             -3          450            -3
                                                                --------       --------     --------      --------
OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL                349            328          843           884

Changes in working capital:
  Accounts receivables                                               -53             55           59           -22
  Other current assets                                                 8            102          -26            26
  Inventory                                                           42            178          159           587
  Accounts payable                                                    58             -3         -377          -615
  Current liabilities                                               -129           -195         -153          -117
                                                                --------       --------     --------      --------
TOTAL CHANGES 1N WORK1NG CAPITAL                                     -74            137         -338          -141

  Change in other long-term assets                                     3             30            9            28
  Change in other provisions                                          27              5           44             5
  Corporate income taxes paid                                       -110            -28         -134           -49
  Change in other long term liabilities                               12            -23            2           -51
                                                                --------       --------     --------      --------
NET CASH FROM OPERATING ACTIVITIES                                   207            449          426           676

CASH FLOWS FROM INVESTING ACTIVITIES:
  Investments in intangible assets                                   -44            -22          -59           -64
  Investments in tangible assets                                    -256           -202         -480          -548
  Divestments of tangible fixed and intangible assets                 40            148          138           260
  Acquisitions of group companies                                      0            -55          -10           -63
  Divestments of group companies                                       0             12          380            12
  Investments in joint ventures and equity investees                   0             -9           -l           -13
  Income from joint ventures and equity investees                     40             42           56            81
  Proceeds from sale of joint ventures & equity investees              3              1            4             2
  Change in loans receivable                                           5             35           26            32
                                                                --------       --------     --------      --------
NET CASH FROM INVESTING ACTIVITIES                                  -212            -50           54          -301

NET CASH BEFORE FINANCING ACTIVITIES                                  -5            399          480           375

CASH FLOW FROM FINANCING ACTIVITIES:
  Change in long-term debt                                          -896           -103         -975          -365
  Repayments of capital lease commitments                            -29            -11          -40           -26
  Change in short-term debt                                          -20             -9           65           870
  Net proceeds from issuance of shares                                 0              1            1             1
  Dividend paid                                                      -38              0          -38             0
  Change in minority interest                                          0              0           -9            -5
                                                                --------       --------     --------      --------
NET CASH FROM FINANCING ACTIVITIES                                  -983           -122         -996           475

NET CHANGE IN CASH AND CASH EQUIVALENTS                             -988            277         -516           850
                                                                --------       --------     --------      --------

Cash and cash equivalents at beginning of period                   3.827          1.585        3.340         1.002
Cash acquired in business acquisistions                                0              0            0             1
Cash divested through sale of companies                                0             -1          -13            -l
Effect of exchange rate differences cash and cash equivalents        -62           -109          -34          -100

CASH AND CASH EQUIVALENTS AT END OF PERIOD                         2.777          1.752        2.777         1.752
                                                                --------       --------     --------      --------

Note: The interim cash flow statement of Q2 2003 has been adjusted for EITF 02-16, the U.S. Foodservice vendor allowances reclass from Q2 to Ql. In addition a reclassification has been made for exchange rate differences that were incorrectly classified as a repayment of long term debt in the presentation cashflow statement of the second quarter of 2003. This reclassification was already reflected in the audited annual 2003 cash flow statement.


Annex B

Reconciliation of operating Income (loss) to operating income (loss) before impairment and amortization of goodwill and exceptional items

Operating income before impairment and amortization of goodwill and exceptional items is a non-GAAP financial measure. Ahold believes that it is a relevant and useful measure as it provides a more meaningful comparison of Ahold's underlying operating performance between periods. It is also a measure used by Ahold management to assess the effectiveness of its operating strategies and to evaluate its operating performance trends in different periods. Operating income before impairment and amortization of goodwill and exceptional items, as defined herein, may not be comparable to similarly titled measures reported by other companies. It should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with Dutch GAAP.


2nd Quarter 2004
------------------------------------------------------------------------------------------------------------------------------------
                     Business                                                                                    Operating income
                     segments                                                                                    (loss) before
                                                                                                                 impairment and
                                                Operating                                                        amortization of
                                                  income        Goodwill          Goodwill         Exceptional   goodwill and
X 1 million Euro                                  (loss)       impairment       amortization          items      exceptional items
------------------------------------------------------------------------------------------------------------------------------------

U.S. Retail                        USD              250             0              -3                   0              253
U.S. Retail                        EUR              207             0              -2                   0              209

Europe Retail                      EUR               61             0              -6                   0               67

U.S. Foodservice                   USD                3             0             -33                   0               36
U.S. Foodservice                   EUR                2             0             -28                   0               30
Foodservice Europe                 EUR                3             0               0                   0                3
                                           -----------------------------------------------------------------------------------------
Total Foodservice                  EUR                5             0             -28                   0               33

South America                      EUR              -15            -2               0                   0              -13
Asia Pacific                       EUR                0             0               0                   0                0
Corporate                          EUR              -89             0               0                   0              -89
                                           -----------------------------------------------------------------------------------------
Total other business areas         EUR             -104            -2               0                   0             -102

Total                              EUR              169            -2             -36                   0              207





2nd Quarter 2003
------------------------------------------------------------------------------------------------------------------------------------
                     Business                                                                                    Operating income
                     segments                                                                                    (loss) before
                                                                                                                 impairment and
                                                Operating                                                        amortization of
                                                  income        Goodwill          Goodwill         Exceptional   goodwill and
X 1 million Euro                                  (loss)       impairment       amortization          items      exceptional items
------------------------------------------------------------------------------------------------------------------------------------
U.S. Retail                        USD              357             0                -4                   0              361
U.S. Retail                        EUR              310             0                -3                   0              313

Europe Retail                      EUR               27             0                -5                   0               32

U.S. Foodservice                   USD              -51             0               -33                   0              -18
U.S. Foodservice                   EUR              -49             0               -29                   0              -20
Foodservice Europe                 EUR                2             0                 0                   0                2
                                            ----------------------------------------------------------------------------------------
Total Foodservice                  EUR              -47             0               -29                   0              -18

South America                      EUR              -10             0                 0                   0              -10
Asia Pacific                       EUR              -14             0                 0                   0              -14
Corporate                          EUR              -44             0                 0                   0              -44
                                            ----------------------------------------------------------------------------------------
Total other business areas         EUR              -68             0                 0                   0              -68

Total                              EUR              222             0               -37                   0              259


First Half year 2004
------------------------------------------------------------------------------------------------------------------------------------
                     Business                                                                                    Operating income
                     segments                                                                                    (loss) before
                                                                                                                 impairment and
                                                Operating                                                        amortization of
                                                  income        Goodwill          Goodwill         Exceptional   goodwill and
X 1 million Euro                                  (loss)       impairment       amortization          items      exceptional items
------------------------------------------------------------------------------------------------------------------------------------
U.S. Retail                        USD              652              0              -6                   0               658
U.S. Retail                        EUR              530              0              -6                   0               536

Europe Retail                      EUR              132              0             -12                   0               144

U.S. Foodservice                   USD              -70              0             -78                   0                 8
U.S. Foodservice                   EUR              -56              0             -64                   0                 8
Foodservice Europe                 EUR                3              0               0                   0                 3
                                            ----------------------------------------------------------------------------------------
Total Foodservice                  EUR              -53              0             -64                   0                11

South America                      EUR             -448             -2               0                -432               -14
Asia Pacific                       EUR              -18              0               0                 -18                 0
Corporate                          EUR             -1l9              0               0                   0              -119
                                            ----------------------------------------------------------------------------------------
Total other business areas         EUR             -585             -2               0                -450              -133

Total                              EUR               24             -2             -82                -450               558



First Half year 2003
------------------------------------------------------------------------------------------------------------------------------------
                   Business                                                                                      Operating income
                   segments                                                                                      (loss) before
                                                Operating                                                        impairment and
                                                  income        Goodwill          Goodwill         Exceptional   amortization of
X 1 million Euro                                  (loss)       impairment       amortization          items      goodwill and
                                                                                                                 exceptional items
------------------------------------------------------------------------------------------------------------------------------------
U.S. Retail                        USD            820             0                  -7                   0             827
U.S. Retail                        EUR            741             0                  -7                   0             748

Europe Retail                      EUR            116             0                 -11                   0             127

U.S. Foodservice                   USD           -130             0                 -79                   0             -51
U.S. Foodservice                   EUR           -122             0                 -71                   0             -51
Foodservice Europe                 EUR              6             0                   0                   0               6
                                            ----------------------------------------------------------------------------------------
Total Foodservice                  EUR           -116             0                 -71                   0             -45

South America                      EUR             -9             0                  -1                   0              -8
Asia Pacific                       EUR            -21             0                   0                   0             -21
Corporate                          EUR            -87             0                   0                   0             -87
                                            ----------------------------------------------------------------------------------------
Total other business areas         EUR           -117             0                  -1                   0            -116

Total                              EUR            624             0                 -90                   0             714


Annex C

Reconciliation of effective tax rate*

------------------------------------------------------------------------------------------------------------------------------------

                                                                             2nd Quarter                      First Half Year
                                                                   2004         Change    2003        2004        Change       2003
x 1 million Euro                                                                 in %                              in %
------------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes                                    0                      -4         -363                     106

Impairment & amortization of goodwill and exceptional items         39         2.6%         38          534        486.8%        91
                                                               -------                 -------      -------                  ------
Income (loss) before impairment & amortization of goodwill and      39        14.7%         34          171        -13.2%       197
exceptional items and currency impact before income taxes

Income taxes                                                       -11        47.6%        -21          -69         -6.2%       -65

Taxes on impairment & amortization of goodwill and exceptional      -7      -250.0%         -2          -13         -8.3%       -12
items
                                                               -------                 -------      -------                  ------
Income taxes before impairment & amortization of goodwill and      -18        21.7%        -23          -82         -6.5%       -77
exceptional items

Effective tax rate*                                               46.2%      -21.4%-pt    67.6%        48.0%         8.9%-pt 39.1%

------------------------------------------------------------------------------------------------------------------------------------
*  adjusted for goodwill impairment, goodwill amortization and exceptional items

Annex D

Shareholders' equity
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  2nd Quarter
                                                                                   July 11, 2004               April 18, 2004
x 1 million Euro
------------------------------------------------------------------------------------------------------------------------------------

Shareholder's equity opening balance                                                     5,107                  4,851

         Issuance of preferred shares                                                        0                      0
         Issuance of common shares                                                           0                      0

         Net income (loss)                                                                  32                   -405
         Preferred dividend                                                                -10                    -13
         EITF 02-16 opening balance sheet adjustment                                         0                      0
         Exercise of stock options                                                           0                      0
         Goodwill                                                                            5                    213
         Minimum pension liability                                                           0                      0
         Transfer cumulative translation difference of the divestments to the
         statement of operations ("CTA losses")                                              0                    322
         Exchange rate differences and other changes                                      -140                    139
Shareholders' equity closing balance                                                     4,994                  5,107

Annex E


Quarterly sales and trends per region
------------------------------------------------------------------------------------------------------------------------------------
x 1 million                                   Q2 - 2004               Q1 - 2004                    Q4 - 2003             Q3 - 2003
                                             (12 weeks)              (16 weeks)                   (12 weeks)            (12 weeks)
------------------------------------------------------------------------------------------------------------------------------------
Royal Ahold                    EUR
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                      12,317                  15,370                       12,739                13,045
Net sales growth (%)                            -4.9%                  -11.3%                       -10.9%                 -7.1%
Number of stores                                4,992                   5,011                        5,066                 5,257
------------------------------------------------------------------------------------------------------------------------------------

US Retail                      USD
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                       6,262                   8,184                        6,265                 6,172
Net sales growth (%)                             0.5%                   -1.2%                        0.8%                   3.3%
Number of stores                                1,473                   1,491                        1,489                 1,631
------------------------------------------------------------------------------------------------------------------------------------

U.S. Foodservice               USD
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                       4,438                   5,542                        4,152                 4,259
Net sales growth (%)                             7.5%                    4.6%                         6.0%                  5.9%
------------------------------------------------------------------------------------------------------------------------------------

Europe Retail                  EUR
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                       3,056                   3,692                        3,189                 3,006
Net sales growth (%)                             0.0%                   -1.1%                        -0.5%                  0.5%
Number of stores                                3,132                   3,133                        3,144                 3,156
------------------------------------------------------------------------------------------------------------------------------------

Europe Foodservice             EUR
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                         191                     240                          197                   189
Net sales growth (%)                            -2.1%                   -6.6%                        -5.3%                 -2.6%
------------------------------------------------------------------------------------------------------------------------------------

South America                  EUR
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                         214                     337                          519                   510
Net sales growth (%)                           -64.9%                  -41.9%                       -19.8%                -13.1%
Number of stores                                  387                     387                          386                   423
------------------------------------------------------------------------------------------------------------------------------------

Asia Pacific                   EUR
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                           0                      51                           85                    78
Net sales growth (%)                                                   -53.2%                       -28.0%                -28.4%
Number of stores                                    0                       0                           47                    47
------------------------------------------------------------------------------------------------------------------------------------

Corporate                      EUR
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                           0                       0                            0                     0
Net sales growth (%)
------------------------------------------------------------------------------------------------------------------------------------